Mail Stop 4561

February 24, 2009

Kristen L. Magnuson
Chief Financial Officer
JDA Software Group, Inc.
14400 North 87th Street
Scottsdale, AZ 85260

> **Re:** **JDA Software Group, Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 11, 2008**
> **File No. 000-27876**

Dear Ms. Magnuson:

We have reviewed your response letter dated February 2, 2009 in connection with the above-referenced filing and have the following comment. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated January 16, 2009.

Definitive Proxy Statement Filed April 11, 2008

Executive Compensation

Compensation Elements in 2007, page 20

1. We have reviewed your responses to prior comment numbers 1 and 2. We do not believe that the revised tabular disclosure set forth in your response conforms to the disclosure requirements of Item 402(d) of Regulation S-K. The tabular disclosure you have included on page 2 of your response for your cash incentive plan omits columns (c) and (e) of the table. See Item 402(d)(2)(iii) of Regulation S-K. In addition, the table includes three columns ("Actual Awards Paid in 2007," "Actual Awards Paid in 2008," and "Total Actual Awards Paid") that are not contemplated by Item 402(d). Similarly, the tabular disclosure on page 4 for your equity incentive plan appears to omit column (f), and includes a column

("Actual Awards") not contemplated by Item 402(d). See Item 402(d)(2)(iv) of
Regulation S-K. Please advise.

* * * * * * *

Please respond to this comment within 10 business days or tell us when you will
provide us with a response. Please submit all correspondence and supplemental materials
on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you
may wish to provide us with marked copies of any amendment to expedite our review.
Please furnish a cover letter that keys your response to our comment and provides any
requested information. Detailed cover letters greatly facilitate our review. Please
understand that we may have additional comments after reviewing any amendment and
your response to our comment.

You may contact Evan Jacobson, Staff Attorney, at (202) 551-3428 or Jay
Ingram, Special Counsel, at (202) 551-3397 if you have any questions regarding the
above comment. If you need further assistance, you may contact me at (202) 551-3451.

Sincerely,

Mark Kronforst
Accounting Branch Chief